January 5, 2021

Valerie J. Lithotomos, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Atlas U.S. Tactical Fixed Income Fund, File Nos.: 811-23705; 333-257154

Dear Ms. Lithotomos:

On December 20, 2021, you provided comments to Richard Malinowski of Ultimus Fund Solutions, LLC, administrator to the Atlas U.S. Tactical Fixed Income Fund (the “Fund”), regarding the Fund’s preliminary proxy statement which was filed on Schedule 14A with the Securities and Exchange Commission (the “Commission”) on December 17, 2021 (the “Preliminary Proxy Statement”). Please find a reiteration of your comments and the Fund’s responses set forth below, which the Fund has authorized Ultimus Fund Solutions, LLC to make to the Commission on its behalf. Any capitalized terms not defined herein have the meaning ascribed to them in the Preliminary Proxy Statement.

1.	Comment: Please file a correspondence letter in connection with future filings.

Response: The Fund confirms a correspondence letter will be filed in connection with future filings, including the Definitive Proxy Statement.

2.	Comment: Under the “Required Vote and Voting Information” subsection, please add disclosure in plain English explaining what being “elected by a plurality vote” means.

Response: The requested change has been made as follows:

Required Vote and Voting Information

In accordance with the By-Laws of the Company, all elections for Directors shall be decided by plurality vote. A vote of a plurality of shares means that a candidate would only need to get more votes than a competing candidate to be elected to the Board. Since each Director is running unopposed, each Director effectively needs only one vote to be elected if a quorum is present at the Meeting. ~~(i.e. by the candidate who receives the greatest number of votes if two or more candidates compete for the same directorship).~~ All other questions shall be decided by majority vote of those stockholders present in person or by proxy except as otherwise provided by the Certificate of Incorporation or the laws of Puerto Rico.

3.	Comment: Please provide a description of Proposal 2 in the disclosure and explain what “pertaining to the transacting of any other business that may properly come before the Meeting” may refer to.

Response: The Fund has added a description of Proposal 2 and struck similar disclosure that was previously under the heading “OTHER MATTERS”.

Proposal 2 is included pursuant to the Registrant’s By-Laws, which under Article 1 provide that the annual meeting of shareholders shall be called “for the purpose of electing Directors and for the transaction of such other business as may come before the meeting.” Article 5 of the By-Laws also provides in relevant part that “proposals by stockholders and persons nominated for election as Directors by stockholders shall be considered only if advance notice thereof has been timely given as provided herein…” Consequently, absent proper advance notice as provided for in the By-Laws, the proposals described in the Proxy Statement would be the only formal business items that may be considered at the meeting. In the event that a quorum has not been reached, shares represented in person or by proxy may adjourn the Meeting.

Please direct any questions concerning this letter to the undersigned at (631) 470-2734 or to Kevin Bettsteller of DLA Piper, LLP at (310) 595-3115.

Sincerely,

/s/ Richard Malinowski

Richard Malinowski